Exhibit B

              IDENTIFICATION OF MEMBERS OF THE GROUP

     The following information is furnished with respect to each member of the group consisting of Douglas K. Mellinger, Gregory S. Mellinger and Paul
L. Mellinger, each of whom has agreed to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.001 per share, of PRT Group Inc. ("PRT").

     Douglas K. Mellinger, Gregory S. Mellinger and Paul L. Mellinger are brothers. Douglas K. Mellinger is the Chairman of the Board and Chief Executive Officer of PRT. Gregory S. Mellinger is the Chief Operating Officer and a director of PRT. Paul L. Mellinger is not employed by or otherwise affiliated with PRT. Each of Douglas, Gregory and Paul Mellinger are citizens of the United States of America.